

August 15, 2012

Via Email
Thomas Lynch
Chief Executive Officer
Frederick's of Hollywood Group Inc.
6255 Sunset Boulevard
Hollywood, CA 90028

> **Re:    Frederick's of Hollywood Group Inc.**
> **Registration Statement on Form S-3**
> **Filed July 20, 2012**
> **File No. 333-182782**
> **Form 10-Q for the Quarterly Period Ended April 28, 2012**
> **Filed June 12, 2012**
> **File No. 001-05893**

Dear Mr. Lynch:

We have limited our review of your filings to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3, filed July 20, 2012

1.  We note that you are registering the resale of 28.4 million shares underlying preferred stock and warrants issued in connection with a purchase agreement with TTG Apparel, LLC, dated May 23, 2012. It appears that you are registering approximately 292% of your public float based on the information in your definitive Schedule 14A filed on November 28, 2011.  Please advise us of the factors you considered in concluding that the offering is properly styled as a resale and not a primary offering on behalf of the registrant.  In responding, please consider Securities Act Rules C&DI 612.09, which is available on our website, for guidance on the staff's views. Also explain how you calculated public float as of a recent date.

2. Please revise the disclosure throughout your Form S-3 to ensure consistency and to clarify which shares are currently outstanding and which shares will be outstanding only upon conversion.  For example, we note your fee table and cover page refer to 28.4 million shares while the table on page 8 indicates only 12.4 million shares are being offered. Finally, set forth the conversion terms in plain English in your Summary.

Selling Shareholder, page 8

3. We note that the number of shares beneficially owned by TTG Apparel, LLC in the selling shareholder section reflects only the shares underlying preferred stock and warrants issued in connection with a purchase agreement with TTG Apparel, LLC, dated May 23, 2012. Based on the information in your definitive Schedule 14A filed on November 28, 2011, TTG Apparel, LLC also beneficially owned 1,766,322 shares as of November 14, 2011.  In the selling shareholder table, please include the shares held by TTG Apparel, LLC prior to the May 2012 transaction or explain why they should not be added.

4. Please explain why the amount of shares reflected in the table for beneficial ownership before the offering does not include all the shares listed in footnote (2).

5. Please disclose whether TTG Apparel, LLC is a broker-dealer or an affiliate of a broker-dealer.

Where You Can Find More Information, page 11

6. Please revise your incorporation by reference to include all Form 8-Ks filed since July 30, 2011 other than Form 8-Ks that only include information furnished pursuant to Items 2.02 or 7.01. See Item 12(a)(2) of Form S-3.

7. Please revise to include language that incorporates by reference all Exchange Act filings made after the date of the initial registration statement but prior to effectiveness.  For guidance, please consider Securities Act Forms C&DI 123.05.

Form 10-Q for the Quarterly Period Ended April 28, 2012

Notes to Consolidated Financial Statements, page 5

8. Subsequent Events, page 12

8. Please tell us how you intend to account for and present the Series A Convertible Preferred Stock and related purchase warrants in the financial statements presented in your upcoming Form 10-K.  Include your basis in U.S. GAAP for your accounting treatment.

9. Please explain to us the form and nature of the $4.9 million vendor allowance. Tell us if it takes the form of a volume discount, price protection, slotting fee co-operative advertising or some other form. Also explain to us your accounting policy for applying a systematic and rational allocation of the vendor allowance to each of the underlying transactions that results in progress toward earning this allowance. In your response please include the basis in U.S. GAAP for your accounting treatment.

10. Please tell us why $4.2 million of the allowance was immediately applied to cost of goods sold in the quarter ended April 28, 2012 and the remaining $0.6 million is being recognized in the following quarter. Tell us how this compares with your accounting policy to record vendor promotional allowances as a reduction in merchandise inventory until such time that inventory is sold.

11. To the extent this vendor allowance is a retroactive change by the vendor to a prior offer and some portion of the amount recognized is a change in estimate, please tell us how you applied the provisions of ASC 605-50-25-12. We note the entire allowance was applied to cost of goods sold rather than as a cumulative catch-up adjustment.

12. In your response please provide us with a courtesy copy of the written vendor agreement(s) entered into in connection with the above vendor allowances.

13. In the Form 8-K filed on May 29, 2012 you that disclose you are required to use the $5.0 million raised in a private equity transaction to settle vendor payables and, in turn, you will receive a vendor allowance of $4.9 million. You further disclose under this heading in the Form 10-Q you recognized $4.2 million of the anticipated allowance in the quarter ended April 28, 2012 on the basis you received written evidence from vendors. In view of the fact the equity financing was not consummated until May 23, 2012 and the right to receive such allowances was still contingent upon remitting a payment, please tell us why the allowances were recognized before you received any cash proceeds. See ASC Subtopic 450-30 and ASC 855-10-55-2.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Gross Profit, page 20

14. We acknowledge this discussion discloses you recognized $4.2 million of vendor allowance during the third fiscal quarter. Item 303(A)(3) of Regulation S-K also requires that you describe any unusual or infrequent events that materially affect reported income from continuing operations and may also be necessary to gain an understanding of your business. In your response, please provide us with the expanded disclosure you propose to include in the upcoming Fiscal 2012 Form 10-K. In the revised disclosure, describe why the vendor allowance significantly increased between the comparable periods and indicate whether you reasonably expect this increase to occur in future periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the applicable information the Securities Act of 1933, the Securities Exchange Act of 1934, and the Securities Act and the Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our periodic report comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc:     David Miller
        Graubard Miller